SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549
_______________

SCHEDULE 13D/A

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No. 5)

Freshpet, Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

358039105
(CUSIP Number)

Eleazer Klein, Esq. Adriana Schwartz, Esq.
919 Third Avenue
New York, New York 10022
(212) 756-2000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 25, 2023
(Date of Event which Requires
Filing of this Schedule)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 11 Pages)

--------------------------

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 358039105	SCHEDULE 13D/A	Page 2 of 11 Pages

1	NAME OF REPORTING PERSON JANA PARTNERS LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,334,201 Shares
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 4,334,201 Shares
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 4,334,201 Shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 9.0%
14	TYPE OF REPORTING PERSON IA

CUSIP No. 358039105	SCHEDULE 13D/A	Page 3 of 11 Pages

1	NAME OF REPORTING PERSON DIANE DIETZ
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 68,000 Shares
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 68,000 Shares
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 68,000 Shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 0.1%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 358039105	SCHEDULE 13D/A	Page 4 of 11 Pages

1	NAME OF REPORTING PERSON JAMES LILLIE
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 40,800 Shares
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 40,800 Shares
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 40,800 Shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) Less than 0.1%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 358039105	SCHEDULE 13D/A	Page 5 of 11 Pages

1	NAME OF REPORTING PERSON TIMOTHY R. MCLEVISH
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 24,000 Shares
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 24,000 Shares
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 24,000 Shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) Less than 0.1%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 358039105	SCHEDULE 13D/A	Page 6 of 11 Pages

1	NAME OF REPORTING PERSON KURT T. SCHMIDT
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,744 Shares
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,744 Shares
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 1,744 Shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) Less than 0.1%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 358039105	SCHEDULE 13D/A	Page 7 of 11 Pages

1	NAME OF REPORTING PERSON DWYANE WADE
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 6,292 Shares
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 6,292 Shares
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 6,292 Shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) Less than 0.1%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 358039105	SCHEDULE 13D/A	Page 8 of 11 Pages

1	NAME OF REPORTING PERSON CARSTEN CHARLES ("CC") SABATHIA, JR.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,586 Shares
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 2,586 Shares
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 2,586 Shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) Less than 0.1%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 358039105	SCHEDULE 13D/A	Page 9 of 11 Pages

1	NAME OF REPORTING PERSON GINGER GORDEN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,615 Shares
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,615 Shares
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 1,615 Shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) Less than 0.1%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 358039105	SCHEDULE 13D/A	Page 10 of 11 Pages

This Amendment No. 5 ("Amendment No. 5") amends and supplements the statement on Schedule 13D filed by the undersigned on September 22, 2022 (the "Original Schedule 13D"), as amended by Amendment No. 1 filed on December 9, 2022, ("Amendment No. 1"), Amendment No. 2 filed on December 15, 2022 ("Amendment No. 2"), Amendment No. 3, filed on May 24, 2023 ("Amendment No. 3"), and Amendment No. 4, filed on May 25, 2023 ("Amendment No. 4," and together with the Original Schedule 13D, Amendment No. 1, Amendment No. 2, and Amendment No. 3, the "Schedule 13D") as specifically set forth herein. Capitalized terms used herein and not otherwise defined in this Amendment No. 5 have the meanings set forth in the Schedule 13D.

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The first sentence of Item 3 is hereby amended and restated in its entirety as follows:

The 4,334,201 Shares reported herein by JANA were acquired at an aggregate purchase price of approximately $199 million.

Item 4.	PURPOSE OF TRANSACTION.

Item 4 is hereby amended and supplemented with the addition of the following:

On May 25, 2023, JANA and its affiliates delivered a notice to the Issuer of their intent to propose the nomination of Diane Dietz, Timothy R. McLevish and Scott Ostfeld (the "JANA Nominees") for election at the Issuer's 2023 annual meeting of stockholders, and for Kurt T. Schmidt to serve as an alternate nominee in the event any of the JANA Nominees are unable to stand for election or in the event that the Board heeds JANA's reasonable demand, made May 25, 2023 (and attached as Exhibit I to Amendment No. 4), that the Board expands or is compelled to expand Class III so that four seats are up for election at the 2023 Annual Meeting, as was the case before the Board took what JANA believes was entrenching action on May 17, 2023 to reduce the number of seats up for election.

Item 5.	INTEREST IN SECURITIES OF THE COMPANY.

The second sentence and last sentence of Item 5(a) is hereby amended and restated in its entirety and Item 5(c) is hereby amended and supplemented, as follows:

As of the close of business on the date hereof, JANA may be deemed to beneficially own 4,334,201 Shares, representing approximately 9.0% of the Shares outstanding.

By virtue of the Nominee Agreements, the Special Advisor Agreements, and the Confidentiality Agreement (each as defined in Item 6), JANA and the other Reporting Persons may be deemed to have formed a "group" within the meaning of Section 13(d)(3) of the Exchange Act and may be deemed to beneficially own an aggregate of 4,479,238 Shares, representing approximately 9.3% of the outstanding Shares. Each of the Reporting Persons expressly disclaims beneficial ownership of the Shares beneficially owned by the other Reporting Persons.

(c) On May 25, 2023, JANA purchased 25,000 Shares at a purchase price per share of $64.55. Such purchase was effected in the open market through a brokerage entity.

CUSIP No. 358039105	SCHEDULE 13D/A	Page 11 of 11 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: May 30, 2023

JANA PARTNERS LLC

By:	/s/ Jennifer Fanjiang
Name:	Jennifer Fanjiang
Title:	Partner, Chief Legal Officer and Chief Compliance Officer

/s/ Diane Dietz
DIANE DIETZ

/s/ James Lillie
JAMES LILLIE

/s/ Tim McLevish
TIMOTHY R. MCLEVISH

/s/ Kurt T. Schmidt
KURT T. SCHMIDT

/s/ Dwyane Wade
DWYANE WADE

/s/ CC Sabathia
CC SABATHIA

/s/ Ginger Gorden
GINGER GORDEN